April 5, 2021

Deanna Virginio

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	agilon health, inc.

Registration Statement on Form S-1

Filed March 18, 2021

File No. 333-254435

Dear Ms. Virginio:

This letter sets forth the responses of agilon health, inc. (the “Registrant”) to the comments contained in your letter, dated April 2, 2021, relating to the above Registration Statement (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1 filed March 18, 2021

Company History, page 15

1.

We note your disclosure that in February 2021 you completed the divestiture of your California operations. Please also disclose in the summary and in MD&A that although you have completed the divestiture, you have retained certain liabilities stemming from your California operations. Additionally, in your risk factor on page 43, please expand your disclosure to identify the types of liabilities that the Company has retained.

D. Virginio	2	April 5, 2021

The Registrant acknowledges the Staff’s comment and advises the Staff that the Registrant will revise its disclosure as follows, with revised text indicated in bold:

”Prospectus Summary—Company History”:

During 2020, we implemented a plan to divest all of our California operations, which includes the entirety of our Medicaid line of business, via three separate transactions with different parties. In February 2021, we completed the divestiture of our California operations. However, we will continue to be responsible for any liabilities arising from certain of the divested businesses which were incurred prior to the applicable closing date. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—California Operations” for additional information.

“Management’s Discussion and Analysis of Financial Condition and Results of Operations—California Operations”:

In December 2020, we signed a definitive agreement to sell our remaining California operations for a gross sales price of $1.0 million. The sale closed in February 2021. For the Southern California and Fresno divestiture transactions, we will continue to be responsible for any liabilities arising from the business which were incurred prior to the closing date of each transaction, including the payment of claims for medical services incurred prior to the effective date of each transaction, a liability for unrecognized tax benefits for which we are indemnified and other contingent liabilities that we currently believe are remote. See “Note 8. Medical Claims and Related Payables,” “Note 14. Income Taxes” and “Note 19. Discontinued Operations” in our audited consolidated financial statements included elsewhere in this prospectus.

“Risk Factors”:

We could be required to devote significant attention and resources to the provision of certain transition services in connection with the disposition of our California Operations.

In February 2021, we completed the divestiture of our California Operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the notes in our financial statements included elsewhere in this prospectus.

In connection with the divestiture, we have agreed to continue to provide administrative support and transition services for a specified period of time. The transition services to be provided by us could require significant management

D. Virginio	3	April 5, 2021

attention and resources which could negatively affect our ongoing business. Additionally, we could experience operational difficulties and increased costs that exceed our estimates to provide the transition services if we are unable to perform such services with our existing resources at an acceptable level, or at all, or obtain them from a third party on reasonable terms.

For the Southern California and Fresno divestiture transactions, we will continue to be responsible for any liabilities arising from the business which were incurred prior to the closing date of each transaction, including the payment of claims for medical services incurred prior to the effective date of each transaction, a liability for unrecognized tax benefits for which we are indemnified and other contingent liabilities that we currently believe are remote. See “Note 8. Medical Claims and Related Payables,” “Note 14. Income Taxes” and “Note 19. Discontinued Operations” in our audited consolidated financial statements included elsewhere in this prospectus. We may not be successful in managing the risks associated with the divestiture of our California operations.

We have in the past, and may in the future, be subject to regulatory inquiries and CAPs imposed by our payors.

             We have in the past been, and may in the future be, subject to regulatory inquiries and corrective action plans (“CAPs”) imposed by our payors, and the status of certain state regulatory and payor inquiries is uncertain. For example, in February 2018, our subsidiary, PPMC, self-disclosed to the California Department of Managed Health Care (“DMHC”), the California Department of Health Care Services, and our affected payors certain noncompliant practices in our claims and utilization management. We submitted an interim report on May 17, 2018 and coordinated with the DMHC and certain of our payors to remediate noncompliant claims and utilization management practices and implement improvements through various CAPs. On December 17, 2019, we completed substantial remediation of all known deficiencies identified by the DMHC’s audit findings. In February 2021, we divested all of our California operations. On March 9, 2021, we received a set of investigative interrogatories from the DMHC pursuant to its investigation of conduct and matters described in our interim report. The interrogatories seek information concerning certain claims data and authorizations denied due to lack of medical necessity, including information regarding the health plans affected thereby. We are cooperating with the DMHC to provide all requested information. Any adverse review, audit or investigation could result in, among other things: refunding of amounts we have been paid pursuant to our contracts; or the imposition of fines, penalties and other sanctions on us, or certain of our payors. While we do not expect the amount to be material, we are unable to predict the potential dollar value of recoupments or fines, penalties or other sanctions that may be imposed on us or our payors related to the DMHC’s audit findings, if any. Additionally, while our payors have not to date sought indemnification for penalties related to DMHC’s audit findings, we are unable to predict the potential dollar value of claims or demands that could be asserted in the future, if any. While we have divested all of our California operations as of February 2021, for the Southern California and Fresno divestiture transactions we will continue to be responsible for any liabilities arising from the business which were incurred prior to the closing date of each transaction, including any fines, penalties and other sanctions relating to the DMHC matter described above, the payment of claims for medical services incurred prior to the effective date of each transaction, a liability for unrecognized tax benefits for which we are indemnified and other contingent liabilities that we currently believe are remote. See “Note 8. Medical Claims and Related Payables,” “Note 14. Income Taxes” and “Note 19. Discontinued Operations” in our audited consolidated financial statements included elsewhere in this prospectus.

D. Virginio	4	April 5, 2021

             Further, we may be audited by payors and regulatory bodies, and we have been required to engage in and respond to payor corrective action plans and regulatory inquiries in the past. In some cases, payors and regulatory bodies have required us to contribute a material amount of risk-bearing capital to our local operating subsidiaries in the form of letters of credit or restricted deposits, and we expect that payors and regulatory bodies will continue to require us to contribute risk-bearing capital going forward. As of December 31, 2020, risk-bearing capital required across our geographies and payors totaled $38.8 million. There is also a risk that such amounts may be increased in the future as a result of regulatory changes, changes in performance by our local operating subsidiaries and physician partners and expansion of our business.

Use of Proceeds, page 70

2.

We note your revised disclosure in response to prior comment 7. To the extent that the debt under the 2021 Secured Term Loan Facility was incurred within one year, please also describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instruction 4 to Item 504 of Regulation S-K.

The Registrant acknowledges the Staff’s comment and advises the Staff that the Registrant will revise its disclosure in “Use of Proceeds” as follows, with revised text indicated in bold:

The 2021 Secured Term Loan Facility will mature on February 18, 2024, or, following the consummation of this offering (so long as this offering generates total gross proceeds in excess of $500.0 million), February 18, 2026. The proceeds from the 2021 Secured Term Loan Facility were used to refinance our outstanding indebtedness under the Secured Credit Facility and Unsecured Credit Facility, with the remaining $30.1 million used for working capital and other general corporate purposes.

D. Virginio	5	April 5, 2021

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6478 or Peter J. Loughran at (212) 909-6375.

Best regards,

/s/ Paul M. Rodel
Paul M. Rodel

cc:	Lynn Dicker
Kristin Lochhead
Joe McCann
U.S. Securities and Exchange Commission
Theodore Halkias
Steven J. Sell
agilon health, inc.